UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34454

Shanda Games Limited
(Translation of registrant’s name into English)

No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203
People’s Republic of China
(8621) 5050-4740
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Games Limited

Date: November 26, 2014	By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

Sale of Controlling Interest in Shanda Games by Shanda Interactive Entertainment Limited; Changes to Shanda Games Board and Board Committee Composition

HONG KONG, November 26, 2014 /PRNewswire/ -- Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, has been informed by Shanda Interactive Entertainment Limited (“Shanda Interactive”), the former controlling shareholder of Shanda Games, of the completion of the sale by Shanda SDG Investment Limited (“Shanda SDG”), a wholly owned subsidiary of Shanda Interactive, of (i) 48,759,187 class B ordinary shares of the Company (“Class B Shares”) to Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited (“Zhongrong”), a company formed under the laws of Hong Kong and an affiliate of Ningxia Zhongyincashmere International Group Co., Ltd. (“Ningxia”), and (ii) 48,759,187 Class B Shares to Yili Shengda Investment Holdings (Hong Kong) Company Limited (“Yili”), a company formed under the laws of Hong Kong and an affiliate of the Company’s acting CEO, Mr. Yingfeng Zhang ((i) and (ii) together, the “Sale”).  As previously announced, Ningxia also entered into a share purchase agreement with Shanda SDG to purchase 80,577,828 class A ordinary shares of the Company (“Class A Shares”), and the Company has been informed by Ningxia that, pursuant to the share purchase agreement, an affiliate of Ningxia completed such purchase on September 23, 2014.  Upon the completion of the Sale, (i) Shanda Interactive no longer beneficially owns any ordinary shares of the Company; (ii) Ningxia and its affiliates collectively own Class A Shares and Class B Shares representing approximately 24.1% of the Company’s issued and outstanding ordinary shares as of October 20, 2014 and approximately 40.1% of the total number of votes represented by the Company’s issued and outstanding ordinary shares as of October 20, 2014; and (iii) Yili owns Class B Shares representing approximately 9.1% of the Company’s issued and outstanding ordinary shares as of October 20, 2014 and approximately 34.5% of the total number of votes represented by the Company’s issued and outstanding ordinary shares as of October 20, 2014.

As previously announced, the board of directors (the “Board”) of the Company has received a preliminary non-binding proposal letter dated January 27, 2014 (the “Proposal”) from a consortium (the “Consortium”) formed pursuant to the consortium agreement dated as of January 27, 2014 (the “Consortium Agreement”) among Shanda Interactive and certain other parties, and, among other subsequent changes to the composition of the Consortium, Ningxia joined the Consortium by entering into an adherence agreement on September 1, 2014.  According to the Proposal, the Consortium proposes to acquire Shanda Games in a “going private” transaction for US$3.45 per Class A Share or Class B Share, or US$6.90 per American depositary share (each representing two Class A Shares).  The Company has been informed by Shanda Interactive that it does not intend to remain a member of the Consortium following the completion of the Sale.  In addition, the Company has been informed by each of Mr. Yingfeng Zhang and Ningxia, on his/its own behalf, that he/it intends to continue pursuing the proposed “going private” transaction.  The Proposal states that it constitutes only a preliminary indication of interest and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. The Company cautions its shareholders and others considering trading its securities that there can be no assurance that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

In addition, Shanda Games today announced the following changes to the Board and the Compensation Committee and the Corporate Development and Finance Committee of the Board:

•
Mr. Tianqiao Chen resigned as a director of the Company and stepped down as the chairman of the Board and the chairman of the Compensation Committee and the Corporate Development and Finance Committee of the Board.

•
Mr. Yingfeng Zhang, the acting CEO of the Company, is appointed as the chairman of the Board and the chairman of the Compensation Committee and the Corporate Development and Finance Committee of the Board.

•	Mr. Shengming Ma, the chairman of the board of directors of Ningxia, is appointed as a director of the Company.
•	Mr. Li Yao, a director of the Company, is appointed as a member of the Compensation Committee and the Corporate Development and Finance Committee of the Board.

Mr. Shengming Ma has served as a supervisor of Ningxia Zhongyin Cashmere Co., Ltd. for consecutive terms since December 2007 and the chairman of the board of supervisors of Ningxia Zhongyin Cashmere Co., Ltd. since September 2014.  Mr. Ma has also served as the chairman of the board of directors of Ningxia since December 2007, the chairman of the board of directors of Ningxia Zhongyin Datang Hotel Co., Ltd. since July 2009, and the chairman of the board of directors of Ningxia Zhongyin Cashmere Group New Energy Co., Ltd. since March 2013.  Mr. Ma also served as the legal representative of Ningxia Lingwu Zhongyin Cashmere Co., Ltd. from 1996 to December 2007.  From 1986 to 1996, Mr. Ma worked for Lingwu Trade Co.

Finally, as previously announced, Mr. Andy Lin has resigned from the special committee of independent directors (the “Special Committee”) formed by the Board to evaluate the Proposal due to his affiliation with Orient Finance Holdings (Hong Kong) Limited, another party to the Consortium Agreement.  In connection with his resignation from the Special Committee, Mr. Lin also resigned as a member of the Audit Committee of the Board.  Prior to his resignation, Mr. Lin was the chairman of the Audit Committee and qualified as an audit committee financial expert under the applicable Securities and Exchange Commission rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Listing Rules (a “Financial Expert”).  In connection with Mr. Lin’s resignation, Mr. Heng Wing Chan was appointed as the chairman of the Audit Committee, and the Audit Committee currently consists of two members, Mr. Heng Wing Chan and Mr. Yong Gui.  The Board has also authorized the Company to initiate a search for a potential director candidate who will (i) qualify as an “independent director” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and (ii) qualify as a Financial Expert.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Statements in this press release that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements.  These forward-looking statements involve inherent risks and uncertainties.  Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include, but are not limited to, the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This press release is not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the issuer and its management, as well as financial statements.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China.  Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users.  Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties.  For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Associate Director
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com

Christensen:
Christian Arnell
Phone: +86-10-5900-1548 (China)
Email: carnell@ChristensenIR.com

Linda Bergkamp
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com